Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 3 to Registration Statement No. 333-134983 of our report dated April 14, 2006 (July 7, 2006 as to Note 10 - Legal Proceedings) which report expresses an unqualified opinion and includes an explanatory paragraph referring to a change in method of accounting for costs included in inventory in Fiscal 2005 and a change in method of accounting for the Company’s customer loyalty program in Fiscal 2003 relating to the consolidated financial statements of VS Holdings, Inc. and Subsidiary appearing in the Prospectus, which is part of this Registration Statement. We also consent to the reference to us under the heading “Experts” in such Prospectus.

/S/ DELOITTE & TOUCHE LLP

Parsippany, New Jersey

August 25, 2006